Exhibit 99.1

PRESS RELEASE 263263 Media Relations: +31 (0)70 344 88 93 Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA)

AEGON REPORTS FIRST SIX MONTHS 2005 RESULTS

♦	STANDARDIZED NEW LIFE PRODUCTION INCREASED 16% TO EUR 1,342 MILLION IN THE FIRST SIX MONTHS OF 2005 AND 29% IN THE SECOND QUARTER TO EUR 732 MILLION

♦	OPERATING EARNINGS BEFORE TAX DECREASED 2% TO EUR 944 MILLION IN THE FIRST SIX MONTHS AND INCREASED 12% TO EUR 507 MILLION IN THE SECOND QUARTER

♦	NET INCOME IN THE FIRST SIX MONTHS INCREASED 32% TO EUR 1,426 MILLION AND 71% TO EUR 760 MILLION IN THE SECOND QUARTER OF 2005

♦	INTERIM DIVIDEND RAISED TO EUR 0.22 PER COMMON SHARE

The Hague, August 11, 2005

“We are pleased to report a significant increase in life production and the continued strengthening of distribution during the first half of this year,” said AEGON Chairman Donald J. Shepard. “The announced acquisition in Poland marks another important step in our growth strategy for Central and Eastern Europe. We also achieved further expansion in China with the opening of our Beijing branch and the new license in Nanjing. The progress that we have made across our businesses so far this year indicates that our strategy for growing AEGON’s core business profitably is on track.”

During the first six months, standardized new life production increased 16%. New life production in the Americas increased 13%, primarily reflecting strong Bank-Owned Life Insurance / Company-Owned Life Insurance (BOLI/COLI) production during the first quarter, continued strong traditional and Universal Life (UL) sales in the Agency channel and increased reinsurance sales. The Netherlands saw a solid improvement in group pension business in the first quarter, driving the increase in life production for the first six months. Life production in the United Kingdom decreased during the first six months, as first quarter production was affected by certain pricing and other changes in the core pensions markets. The second quarter showed a solid pick up in UK life production. Taiwan experienced exceptionally strong growth in life production, particularly in the second quarter, due to increased sales of traditional life products, which is unlikely to be repeated in the second half of the year.

HIGHLIGHTS Amounts in EUR millions, except per share data	Second quarter 2005	Second quarter 2004%		First six months 2005	First six months 2004%		Constant currency exchange rates %

Operating earnings before tax	507	453	12	944	963	(2)	2

Net gains/losses on investments and impairment charges	567	84		859	274

Non recurring income/expense items	(16)	18		176	211	(17)	(17)

Income before tax	1,058	555	91	1,979	1,448	37	40

Net income	760	444	71	1,426	1,077	32	35

- per share	0.42	0.22	91	0.84	0.63	33	36

Highlights

amounts in millions

USD				EUR			EUR
First six months				Second quarter			First six months
2005	2004	%		2005	2004	%	2005	2004	%
			By product segment
462	324	43	Traditional life	238	138	72	359	264	36
100	174	(43)	Life for account of policyholders	21	76	(72)	78	142	(45)
212	145	46	Fixed annuities	113	15		165	118	40
(4)	140	(103)	Variable annuities	(37)	68	(154)	(3)	114	(103)
161	227	(29)	Institutional guaranteed products	62	84	(26)	125	185	(32)
67	40	68	Fee - off balance sheet products	31	14	121	52	33	58
64	32	100	Reinsurance	21	5		50	26	92
235	205	15	Accident and health insurance	96	85	13	183	167	10
45	53	(15)	General insurance	18	22	(18)	35	43	(19)
(5)	11	(145)	Banking activities	(10)	4		(4)	9	(144)
68	10		Other	41	(8)		53	8
(191)	(179)	7	Interest charges and other	(87)	(50)	74	(149)	(146)	2
1,214	1,182	3	Operating earnings before tax	507	453	12	944	963	(2)
1,090	348		Net gains/losses on investments	546	92		848	284	199
14	(13)		Impairment charges	21	(8)		11	(10)
227	259	(12)	Non recurring income/expense items	(16)	18	(189)	176	211	(17)
2,545	1,776	43	Income before tax	1,058	555	91	1,979	1,448	37
10	16	(38)	Share in profit/(loss) of associates	5	12	(58)	8	13	(38)
(716)	(471)	52	Corporation tax	(300)	(122)	146	(557)	(384)	45
(5)	0	0	Minority interests	(3)	(1)		(4)	0	0
1,834	1,321	39	Net income	760	444	71	1,426	1,077	32

			Income before tax geographically
1,206	1,082	11	Americas	470	317	48	938	882	6
1,047	439	138	The Netherlands	576	205	181	814	358	127
205	98	109	United Kingdom	95	32	197	159	80	99
266	68		Other countries	(1)	27	(104)	207	55
2,724	1,687	61	Income before tax business units	1,140	581	96	2,118	1,375	54
(179)	89		Holding and other activities	(82)	(26)		(139)	73
2,545	1,776	43	Income before tax	1,058	555	91	1,979	1,448	37

3,559	3,606	(1)	Commissions and expenses	1,417	1,483	(4)	2,768	2,939	(6)

			Amounts per common share of EUR 0.12
1.08	0.77	40	Net income [1]	0.42	0.22	91	0.84	0.63	33
1.08	0.77	40	Net income fully diluted [1]	0.42	0.22	91	0.84	0.63	33

At June 30 2005	At Dec. 31 2004						At June 30 2005	At Dec. 31 2004

12.66	11.46	10	Shareholders’ equity				10.47	8.41	24
12.84	11.66	10	Shareholders’ equity after full conversion				10.62	8.56	24

			Number of employees				27,152	27,607	(2)

			Outstanding common shares:
			- Number of common shares (millions)				1,577	1,530	3
			- Weighted average number (millions)				1,533	1,494	3

1 After deduction of preferred dividend and coupons on perpetuals.

Sales of annuity and institutional guaranteed products in the Americas increased 4% compared to the first six months of 2004. Lower deposits in fixed annuities in the first six months of 2005 reflect our pricing discipline and the interest rate environment. New fixed annuity deposits in the second quarter were higher than in the first quarter driven by increased sales through the bank channel and in the pension business. Variable annuity deposits benefited from increasing retail sales. Institutional guaranteed product sales were also higher. Off balance sheet production increased in all country units with the largest portion coming from the UK.

Operating earnings before tax in the first half of 2005 decreased 2% to EUR 944 million (and increased 2% on a constant currency basis). The Netherlands and the United Kingdom reported increases in operating earnings. The increase in operating earnings in the Netherlands primarily reflects higher investment income and improved underwriting results, partly offset by additions to provisions for guarantees and for improvements to certain life products. The increase in operating earnings in the UK mainly reflects the positive impact from higher equity and bond markets. The decrease in operating earnings in the Americas is largely due to lower earnings from segregated fund business in Canada and currency translation effects. The divestiture of the general insurance activities in Spain at the beginning of this year is the primary reason for the decline in operating earnings in Other countries. In the second quarter of this year, operating earnings before tax increased 12% to EUR 507 million when compared to the same period last year. Each of the three major country units reported higher operating earnings before tax in the second quarter compared to the prior year period.

Net income increased 32% to EUR 1,426 million in the first six months of 2005 (35% on a constant currency basis) primarily reflecting increased net gains on investments. Net income per share increased 33% to EUR 0.84, after taking into account the payment of the dividend on preferred shares and the accrued coupons on perpetual capital securities.

Net gains/losses on investments and impairment charges together amounted to a gain of EUR 859 million compared to a gain of EUR 274 million in the first six months of 2004. Non recurring income amounted to EUR 176 million before tax, reflecting the book gain on the sale of the Spanish general insurance activities.

Commission and expenses decreased 6% to EUR 2,768 million (3% at constant currency exchange rates). The sale of most of Transamerica Finance Corporation’s businesses in the course of 2004 as well as expense savings in AEGON USA and AEGON UK contributed to lower operating expenses.

Revenue generating investments amounted to EUR 335 billion at June 30, 2005 and increased 11% compared to year-end 2004.

Shareholders’ equity at June 30, 2005 amounted to EUR 18,402 million, an increase of 23% compared to December 31, 2004. An interim dividend of EUR 0.22 per common share has been declared. This represents a 5% increase compared to the interim dividend of 2004 and is supported by the company’s strong underlying cash flows and solid capital position. The interim dividend will be payable in either cash or stock at the election of the shareholder. The value of the stock dividend will be approximately 5% higher than the dividend in cash.

REPORT OF THE COUNTRY UNITS

Americas

amounts in millions

USD				USD			EUR
Second quarter				First six months			First six months
2005	2004	%		2005	2004	%	2005	2004	%
			Income by product segment
149	141	6	Traditional life	291	298	(2)	226	243	(7)
28	28	0	Life for account of policyholders	58	51	14	45	42	7
144	16		Fixed annuities	212	145	46	165	118	40
(48)	82		Variable annuities	(4)	139		(3)	114
78	101	(23)	Institutional guaranteed products	161	227	(29)	125	185	(32)
31	3		Fee - off balance sheet products	44	7		34	6
26	5		Reinsurance	64	31	106	50	26	92
94	95	(1)	Accident and health insurance	198	189	5	154	154	0
502	471	7	Operating earnings before tax	1,024	1,087	(6)	796	888	(10)
51	(87)		Net gains/losses on investments	123	5		96	2
39	(9)		Impairment charges	59	(10)		46	(8)
592	375	58	Income before tax	1,206	1,082	11	938	882	6
(158)	(73)	116	Corporation tax	(348)	(297)	17	(271)	(242)	12
1	(1)		Minority interests	1	0	0	1	0	0
435	301	45	Net income	859	785	9	668	640	4

			Revenues
199	386	(48)	Life general account single premiums	414	617	(33)	322	503	(36)
1,340	1,216	10	Life general account recurring premiums	2,651	2,414	10	2,062	1,967	5
32	34	(6)	Life policyholders account single premiums	345	67		268	55
287	282	2	Life policyholders account recurring premiums	580	600	(3)	451	489	(8)
1,858	1,918	(3)	Total life insurance gross premiums	3,990	3,698	8	3,103	3,014	3
643	638	1	Accident and health insurance	1,277	1,258	2	993	1,025	(3)
2,501	2,556	(2)	Total gross premiums	5,267	4,956	6	4,096	4,039	1
1,612	1,552	4	Investment income insurance activities	3,279	3,074	7	2,550	2,505	2
258	251	3	Fees and commissions	525	505	4	408	412	(1)
4,371	4,359	0	Total revenues	9,071	8,535	6	7,054	6,956	1
767	74		Other operating income	1,174	1,863	(37)	913	1,518	(40)
5,138	4,433	16	Revenues and operating income	10,245	10,398	(1)	7,967	8,474	(6)
52	(62)	184	Other income	137	56	145	107	46	133
5,190	4,371	19	Total revenues and other income	10,382	10,454	(1)	8,074	8,520	(5)

1,053	1,078	(2)	Commissions and expenses	2,090	2,129	(2)	1,625	1,735	(6)

			Standardized new premium production insurance
206	272	(24)	Life single premiums	698	501	39	543	408	33
271	260	4	Life recurring premiums annualized	528	481	10	411	392	5
292	287	2	Life total recurring plus 1/10 single	598	531	13	465	433	7

			Gross deposits
524	826	(37)	Fixed annuities	1,025	1,656	(38)	797	1,350	(41)
2,521	2,408	5	Institutional guaranteed products	5,698	4,814	18	4,431	3,923	13
1,423	1,233	15	Variable annuities	2,951	2,789	6	2,295	2,273	1
4,468	4,467	0	Total production on balance sheet	9,674	9,259	4	7,523	7,546	(0)

			Off balance sheet production

1,723	1,673	3	Synthetic GICs	3,307	3,181	4	2,572	2,593	(1)
2,394	2,604	(8)	Mutual funds/ Collective Trusts and other managed assets	5,953	5,890	1	4,629	4,800	(4)
4,117	4,277	(4)	Total production off balance sheet	9,260	9,071	2	7,201	7,393	(3)

The Americas (the AEGON USA companies and AEGON Canada)

♦	Operating earnings before tax decreased 6% to USD 1,024 million in the first six months of 2005 compared to the same period in the prior year. The Americas represented 73% of operating earnings before tax generated by the country units.

♦	Total revenue generating investments remained level compared to year-end 2004 at USD 257 billion.

♦	Standardized new life production increased 13% to USD 598 million.

♦	Operating expenses were equal to last year at USD 858 million.

Results

Operating earnings before tax decreased 6% to USD 1,024 million, primarily as a result of lower earnings from the Canadian segregated funds business. Volatile items, which are identified and explained on page 8, reduced operating earnings by USD 24 million in the first six months of 2005 and contributed a positive USD 65 million in the same period last year. Solid earnings growth in the life for account of policyholders, fixed annuity, fee – off balance sheet and reinsurance lines of business was partially offset by lower product spreads in the institutional guaranteed products line and lower earnings from variable annuities due to a non-recurring DPAC reduction.

Second quarter operating earnings before tax of USD 502 million increased 7% from USD 471 million in the second quarter of 2004. The volatile items reduced earnings by USD 13 million in the second quarter of 2005 compared to a negative impact of USD 81 million in the same quarter in 2004. Strong earnings growth in the reinsurance business was more than offset by lower product spreads on both institutional guaranteed products and fixed annuities, and a non-recurring DPAC reduction in variable annuities.

Net gains on investments amounted to USD 123 million compared to USD 5 million in the first six months of 2004. Impairment charges amounted to a net recovery of USD 59 million this year compared to a net charge of USD 10 million in the same period in 2004. During the first six months of 2005, gross asset impairments were more than offset by impairment recoveries of USD 128 million. Net income, which includes net gains/losses on investments and impairment charges, increased 9% to USD 859 million.

Traditional life / Life for account of policyholders

Standardized new life production increased 4% to USD 461 million compared to the same period last year. This number does not include the standardized new life production of reinsurance, which is reported as a separate line of business. The increase in standardized new life production primarily reflects increased BOLI/COLI production during the first quarter of 2005 where sales tend to occur in large amounts but not on a regular or predictable basis and continued strong traditional and UL sales in the Agency channel.

Operating earnings before tax for traditional life decreased 2% to USD 291 million in the first six months of 2005 compared to the same period last year, primarily due to unfavorable mortality claims in the Agency channel during 2005 relative to favorable experience in 2004.

Operating earnings before tax from life for account of policyholders increased 14% to USD 58 million compared to the same period in 2004. The increase is primarily the result of growth of the in-force business.

Fixed annuities

Fixed annuity new deposits of USD 1,025 million decreased 38% in the first six months of 2005 compared to 2004, although deposits in the second quarter were 5% higher than the first quarter of 2005. The lower fixed annuity production relative to 2004 reflects AEGON’s continued commitment to write profitable business with acceptable risk profiles and the current low interest rate environment. Fixed annuity account balances of USD 53.3 billion were USD 0.8 billion lower than first quarter levels as new deposits were more than offset by withdrawals.

Fixed annuity operating earnings before tax increased 46% to USD 212 million in the first six months of 2005 compared to the same period last year. The total return annuity and the fair value movements of certain financial assets had a significant effect on operating earnings before tax. These volatile items contributed a negative USD 40 million in the first six months of 2004 compared to a positive USD 11 million in the first six months this year. The remaining favorable earnings was due to higher mortality on payout annuity business partially offset by a modest spread compression in the second quarter of this year.

Product spreads on the largest segment of the fixed annuity book were 216 basis points for the second quarter on an IFRS pre-tax operating basis, which also excludes the impact of prepayment fees on commercial mortgage loans. Pre-tax operating spreads declined 14 basis points compared to the first quarter due to lower portfolio yields, although half of this decline was due to equity and real estate based limited partnerships in which incremental cash income tends to be uneven over time.

Institutional guaranteed products

Institutional guaranteed product sales amounted to USD 5.7 billion, an increase of 18% compared to the same period in 2004. Higher sales were primarily in traditional and municipal GIC products as well as medium term note funding agreements. The account balances of institutional guaranteed spread products at June 30, 2005 increased slightly from first quarter to USD 32.4 billion.

Institutional guaranteed products operating earnings before tax decreased 29% to USD 161 million in the first six months of 2005 compared to the same period last year. The decline in operating earnings before tax was primarily due to the impact of decreased product spreads due to the rise in short term interest rates in addition to the one-time positive impact of USD 16 million in 2004 related to the performance of a loan portfolio.

Variable annuities

Variable annuity new deposits of USD 2,951 million increased 6% compared to the first six months of 2004, reflecting a 7% increase for retail variable annuities. The new retail product, “5 for Life”, that was introduced in the fourth quarter of 2004 continues to gain momentum and sales of this product increased during the second quarter to USD 126 million, a 54% increase over the first quarter. Variable annuity account balances increased USD 0.9 billion to USD 44.7 billion compared to the end of the first quarter of 2005.

Variable annuities experienced an operating loss before tax of USD 4 million for the first six months of 2005 compared to operating earnings before tax of USD 139 million for the same period in 2004. This decline was primarily due to the impact of the valuation of Canadian segregated funds with maturity guarantees. This product contributed an operating loss of USD 65 million in 2005 compared to operating earnings of USD 64 million in the same period in 2004. In addition, earnings included a non-recurring DPAC reduction of USD 25 million in the second quarter.

Fee – off balance sheet products

Off balance sheet products include managed assets such as mutual funds, collective investment trusts and synthetic GICs. Off balance sheet production was USD 9.3 billion, a 2% increase compared to the same period last year. Mutual fund sales of USD 6.0 billion in the first six months of 2005 increased slightly from USD 5.9 billion in the comparable period in 2004. Synthetic GIC sales of USD 3.3 billion in 2005 increased 4%. Off balance sheet assets declined 2% compared to year-end 2004 and totaled USD 74.5 billion on June 30, 2005.

Operating earnings before tax from fee – off balance sheet products of USD 44 million increased USD 37 million compared to the first six months of 2004. The increase in operating earnings is due to a one-time release of USD 20 million during the second quarter from a long-term deferred compensation plan, lower expenses and higher fees from growth in assets under management. The deferred compensation accrual was released once conditions for payment from the plan were not fulfilled during 2005.

Reinsurance

Reinsurance standardized new life production of USD 137 million increased USD 48 million or 54% compared to the first six months of 2004 reflecting strong sales in both the domestic and international life markets.

Reinsurance operating earnings before tax increased 106% to USD 64 million compared to the same period last year. The increase in operating earnings primarily reflects strong growth of the in force business and more favorable mortality experience relative to adverse experience in the second quarter of 2004. Mortality experience during the second quarter was USD 10 million unfavorable relative to first quarter 2005, although this was more than offset by a non-recurring adjustment to premium due from retrocessionaires and a positive DPAC adjustment related to a fixed annuity treaty renegotiation.

Accident and health business

Accident and health premium revenue of USD 1,277 million increased 2% compared to the same period last year due to increased sales through sponsored programs along with premium rate increases on certain health products. The discontinuance of new sales of long-term care policies announced in mid 2004 has reduced the growth in premiums.

Accident and health operating earnings before tax of USD 198 million increased USD 9 million over the first six months of 2004. The increase primarily reflects improved claims and persistency experience.

Commissions and expenses

Commissions and operating expenses of USD 2,090 million decreased 2% compared to the same period last year. Operating expenses of USD 858 million were comparable to the same period last year. Expense reductions from operating efficiencies have been offset by higher compliance and regulatory costs.

Impact of volatile items in the Americas

Operating earnings before tax on an IFRS basis are generally expected to be more volatile than income before realized gains and losses on shares and real estate reported on the previous DAP basis for the Americas. In particular, there are three items that are expected to create significant volatility due to the fair value nature of the underlying valuation. In aggregate, these items contributed negatively to 2005 year to date operating earnings before tax by USD 24 million compared to a positive USD 65 million in the same period last year. These items are as follows:

Asset valuation – certain financial assets that are managed on a total return basis, such as hedge funds, convertible bonds, and certain limited partnerships, are carried at fair value with no offsetting changes in the fair value of liabilities. As of June 30, 2005, these assets totaled USD 2.8 billion or just over 2% of the general account portfolio in the Americas. The valuation of these assets contributed USD 61 million to operating earnings before tax in the first six months of 2005 compared to USD 72 million in the same period last year. The impact of this is notable in the traditional life, fixed annuity and institutional guaranteed products lines of business.

Total return annuity – this annuity product provides customers with a pass-through of the total return on an underlying portfolio of investment securities (typically a mix of corporate and convertible bonds) subject to a cumulative minimum guarantee. Both the assets and liabilities are carried at fair value. However, due to the minimum guarantee, not all of the asset market value changes will be offset in the liability valuation. This product exists in both the fixed annuity and reinsurance lines of business and in both cases represents closed blocks. Product balances as of June 30, 2005 were USD 2.3 billion in fixed annuities and USD 0.6 billion in reinsurance. This item contributed a negative USD 71 million to the 2004 first six months operating earnings before tax, compared to a negative USD 20 million this year.

Segregated funds maturity guarantees – segregated funds sold in Canada and reported in the variable annuity line of business contain ten-year maturity guarantees that are carried at fair value using market-based risk neutral scenario techniques. The operating earnings impact from these guarantees is generally positive for higher equity market returns and higher interest rates, and conversely negative for lower equity market returns and lower interest rates. As of June 30, 2005 segregated fund balances with maturity guarantees totaled USD 3.9 billion. This product contributed negative USD 65 million to operating earnings before tax this year, compared to positive USD 64 million in the first six months last year. The decline during the second quarter of 2005 was primarily due to the significant decrease in the risk free interest rate during the second quarter, in addition to a charge of USD 27 million for changes in best estimate assumptions regarding policyholder lapses.

Please refer to page 24 for an overview of the effects of the above-mentioned volatile items on operating earnings by product line.

The Netherlands

amounts in millions

EUR				EUR
Second quarter				First six months
2005	2004	%		2005	2004	%
			Income by product segment
114	13		Traditional life	122	16
(49)	9		Life for account of policyholders	(62)	19
4	10	(60)	Fee - off balance sheet products	14	22	(36)
20	4		Accident and health insurance	28	9
10	11	(9)	General insurance	20	18	11
(10)	4		Banking activities [1]	(4)	9
89	51	75	Operating earnings before tax	118	93	27
496	155		Net gains/losses on investments	730	267	173
(9)	(1)		Impairment charges	(34)	(2)
576	205	181	Income before tax	814	358	127
0	10	(100)	Share in profit/(loss) of associates	0	10	(100)
(145)	(42)		Corporation tax	(215)	(81)	165
(5)	0		Minority interests	(5)	0
426	173	146	Net income	594	287	107

			Revenues
93	115	(19)	Life general account single premiums	227	297	(24)
51	67	(24)	Life general account recurring premiums	341	360	(5)
107	45	138	Life policyholders account single premiums	383	180	113
240	289	(17)	Life policyholders account recurring premiums	964	940	3
491	516	(5)	Total life insurance gross premiums	1,915	1,777	8
35	33	6	Accident and health insurance	131	124	6
117	112	4	General insurance	260	261	(0)
643	661	(3)	Total gross premiums	2,306	2,162	7
517	402	29	Investment income insurance activities	948	798	19
80	91	(12)	Fees and commissions	160	165	(3)
18	24	(25)	Income from banking activities	46	54	(15)
1,258	1,178	7	Total revenues	3,460	3,179	9
504	(56)		Other operating income	703	213
1,762	1,122	57	Revenues and operating income	4,163	3,392	23
496	155		Other income	730	267	173
2,258	1,277	77	Total revenues and other income	4,893	3,659	34

286	250	14	Commissions and expenses	580	526	10

			Standardized new premium production insurance
188	171	10	Life single premiums	583	468	25
30	34	(12)	Life recurring premiums annualized	67	71	(6)
49	51	(4)	Life total recurring plus 1/10 single	125	118	6
12	13	(8)	Non-life premiums	27	32	(16)

			Gross deposits
641	1,080	(41)	Saving deposits	1,501	1,628	(8)
641	1,080	(41)	Total production on balance sheet	1,501	1,628	(8)

			Off balance sheet production

17	166	(90)	Mutual funds and other managed assets	495	411	20
17	166	(90)	Total production off balance sheet	495	411	20
			[1] Includes income on off balance sheet type products.

AEGON The Netherlands

♦	Operating earnings before tax increased 27% to EUR 118 million in the first six months of 2005 compared to the same period last year. The Netherlands represented 11% of operating earnings before tax generated by the country units.

♦	Total revenue generating investments increased 5% to EUR 61.1 billion compared to year-end 2004 levels.

♦	Standardized new life production increased 6% to EUR 125 million.

♦	Operating expenses increased 26% compared to the first six months of 2004 to EUR 393 million, primarily due to additions to provisions and the implementation of programs to enhance the service performance of the organization.

Results

Operating earnings before tax totaled EUR 118 million in the first six months, a 27% increase compared to the same period in 2004. The increase in operating earnings primarily reflects higher investment income as well as improved underwriting results. These positive effects were partially offset by higher provisions. Additional provisions for guarantees reflecting adjustments to assumptions for interest rates amounted to EUR 71 million. In the first quarter of 2005 additional provisions for improvements to certain life products (“spaarkas”) amounted to EUR 35 million, to which a further EUR 6 million was added in the second quarter. Compared to the first six months of last year, additional provisions for equity lease products amounted to EUR 9 million in the first six months of 2005. Operating earnings before tax in the second quarter of 2005 amounted to EUR 89 million, a 75% increase over the comparable period last year.

Operating earnings include volatile items that are explained in more detail on page 12. These items contributed EUR 8 million to operating earnings in the first six months of 2004, compared to a contribution of EUR 44 million in the first six months of this year, of which EUR 59 million in the second quarter.

Net income, which includes net gains/losses on investments and impairment charges, more than doubled to EUR 594 million compared to EUR 287 million in the comparable period. Net gains/losses on investments amounted to EUR 730 million compared to EUR 267 million in the first six months of 2004. The increase is mainly due to the increase in market value of derivatives. The impairment charges of EUR 34 million primarily relate to charges for AEGON Germany booked in the first quarter. The sale of AEGON Germany was completed on July 14, 2005.

Net income for the second quarter amounted to EUR 426 million compared to EUR 173 million in the second quarter of 2004, the result of the higher operating earnings and higher net gains/losses on investments.

Traditional life / Life for account of policyholders

Standardized new life production increased 6% compared to the first six months of 2004 to EUR 125 million. This reflects solid performance in the group pension business, particularly in the first quarter, where a number of large contracts were closed. The prospects for institutional pension products look promising. However, individual life production continued to be challenging during the first half of the year, with lower mortgage related production and a decline in single premium production due to lower immediate annuity sales as a result of disciplined pricing.

Operating earnings before tax for traditional life amounted to EUR 122 million, compared to EUR 16 million in the the same period last year. This reflects higher interest income from ALM swaps and improved technical results. The effect of valuation of derivatives and certain financial assets carried at fair value added EUR 39 million to operating earnings before tax compared to a contribution of EUR 8 million in the first six months of last year.

Operating earnings before tax from life for account of policyholders amounted to a loss of EUR 62 million, compared to a profit of EUR 19 million in the first six months of last year. This is largely due to additional provisions for guarantees and the addition to the provision for improvements related to “spaarkas” life insurance products.

The additional provisions for guarantees on the separate account and unit-linked business amounted to EUR 71 million in the second quarter. The largest part of the additional provision relates to the unit-linked business and reflects the effect of the strong decline in interest rates on the risk-neutral market value calculation of these guarantees.

Fee – off balance sheet products

Operating earnings before tax from fee business amounted to EUR 14 million, compared to the EUR 22 million achieved in the first six months of 2004. This mainly reflects higher personnel costs at the distribution units. Off balance sheet production increased 20% to EUR 495 million, reflecting growth in asset-only group pension contracts in the first quarter.

Non-life insurance

Accident and health operating earnings before tax increased to EUR 28 million compared to EUR 9 million in the first six months of 2004. Disability products and sick leave coverage generated improved results due to a favorable claims experience. Accident and health premiums increased 6% compared to the first six months of 2004 to EUR 131 million. The increase in premium income reflects growth of the in-force portfolio following the strong production in 2004, created by the withdrawal of the government from the sick leave and disability for self employed markets.

General insurance operating earnings before tax increased 11% to EUR 20 million. In particular Fire continued to perform well, with low claims experience and low lapse rates, while Motor results also improved. General insurance premiums were essentially stable at EUR 260 million.

Banking activities

Operating earnings before tax from banking activities amounted to a loss of EUR 4 million, compared to a profit of EUR 9 million in the first six months of 2004. In consideration of the ‘Duisenberg’ formula, and after a thorough review of its provisions for lease products, AEGON added EUR 9 million to its provisions. Savings account balances amounted to EUR 5.5 billion, unchanged from year-end 2004.

Commission and expenses

Commissions and expenses of EUR 580 million was 10% higher than in the first six months of 2004. Operating expenses amounted to EUR 393 million, 26% higher than in the comparable period. This is primarily due to additions to a number of non recurring items, such as the additional provisions for product improvements related to certain life products and additional provisions for equity lease products. Excluding these effects, operating expenses were up around 4% reflecting investments made in the service performance of the organization and costs to handle the “spaarkas” and lease product improvements.

Impact of volatile items in the Netherlands

Operating earnings before tax on an IFRS basis are generally expected to be more volatile than income before realized gains and losses on shares and real estate reported on the previous DAP basis for the Netherlands. In particular, there are two items that are expected to create significant short-term volatility due to the fair value nature of the underlying valuation. In aggregate, these items contributed EUR 8 million to operating earnings in the first six months of 2004, compared to EUR 44 million in the first six months of this year. These items are as follows:

Derivatives used in portfolio allocation: AEGON The Netherlands uses derivatives to manage the asset allocation of its investment portfolio. These derivatives are carried at fair value with no offsetting changes in the fair value of liabilities. The valuation of these derivatives contributed a negative EUR 9 million to operating earnings before tax in the first six months of 2004, compared to a negative EUR 7 million this year.

Asset valuation – certain financial assets, such as an investment in a private equity fund, are carried at fair value with no offsetting changes in the fair value of liabilities. As of June 30, 2005, these assets totaled EUR 208 million. This item contributed EUR 17 million to operating earnings before tax in the first six months of 2004, compared to EUR 35 million in the first six months of this year. Other investments at fair value had an impact on the second quarter results of EUR 16 million.

Please refer to page 24 for an overview of the effects of the above-mentioned volatile items on operating earnings by product line.

United Kingdom

amounts in millions

GBP				GBP			EUR
Second quarter				First six months			First six months
2005	2004	%		2005	2004	%	2005	2004	%
			Income by product segment
0	0	0	Traditional life	1	(5)		2	(7)
32	27	19	Life for account of policyholders	64	52	23	94	78	21
1	0	0	Fee - off balance sheet products	2	1	100	3	1
30	(5)		Other [1]	38	6		55	8
63	22	186	Operating earnings before tax	105	54	94	154	80	93
2	0		Net gains/losses on investments	4	0		6	0
(1)	0		Impairment charges	(1)	0		(1)	0
64	22	191	Income before tax	108	54	100	159	80	99
(30)	5		Corporation tax attributable to policyholder return	(38)	(6)		(55)	(8)
34	27	26	Income before corporation tax on shareholders return	70	48	46	104	72	44
0	0	0	Share in profit/(loss) of associates	0	0	0	0	0	0
(7)	(6)	17	Corporation tax on shareholders return	(17)	(10)	70	(26)	(16)	63
0	0	0	Minority interests	0	0	0	0	0	0
27	21	29	Net income	53	38	39	78	56	39

			Revenues
68	50	36	Life general account single premiums	112	85	32	164	126	30
48	43	12	Life general account recurring premiums	91	79	15	133	118	13
285	420	(32)	Life policyholders account single premiums	680	872	(22)	994	1,295	(23)
306	286	7	Life policyholders account recurring premiums	606	578	5	885	859	3
707	799	(12)	Total gross premiums	1,489	1,614	(8)	2,176	2,398	(9)
373	359	4	Investment income insurance activities	770	742	4	1,124	1,103	2
42	29	45	Fees and commissions	75	57	32	109	85	28
1,122	1,187	(5)	Total revenues	2,334	2,413	(3)	3,409	3,586	(5)
1,534	299		Other operating income	2,023	568		2,955	845
2,656	1,486	79	Revenues and operating income	4,357	2,981	46	6,364	4,431	44
2	1	100	Other income	4	1		6	1
2,658	1,487	79	Total revenues and other income	4,361	2,982	46	6,370	4,432	44

126	109	16	Commissions and expenses	242	222	9	354	330	7

			Standardized new premium production insurance [2]
741	644	15	Life single premiums	1,367	1,368	(0)	1,996	2,033	(2)
103	92	12	Life recurring premiums annualized	184	196	(6)	269	291	(8)
177	156	13	Life total recurring plus 1/10 single	321	333	(4)	469	494	(5)

			Off balance sheet production
589	33		Mutual funds and other managed assets	669	59		977	87
589	33		Total production off balance sheet	669	59		977	87

[1]   Other is currently used to report charges made to policyholders in respect of corporation tax. There is an equal and opposite tax charge which is reported in the line Corporation tax attributable to policyholder return.

[2]   Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

AEGON UK

♦	Operating earnings before tax increased 94% compared to the first six months of 2004 to GBP 105 million and 40% when excluding the effects of corporation tax attributable to policyholders. The United Kingdom accounted for 14% of operating earnings before tax generated by the country units.

♦	Total revenue generating investments increased 7% to GBP 38.5 billion compared to year-end 2004 levels.

♦	Standardized new life production decreased by 4% to GBP 321 million compared to the first six months of 2004. Standardized new life production in the second quarter increased 13% compared to the second quarter of 2004 and 23% compared to the first quarter of 2005.

♦	Operating expenses decreased 4% compared to the first six months of 2004 to GBP 174 million.

Results

Operating earnings before tax totaled GBP 105 million in the first six months, a 94% rise compared to the same period in 2004. Included in operating earnings are charges made to policyholders in respect of corporation tax, which are offset by an equal and directly related tax amount not included in operating earnings. When excluding the corporation tax attributable to policyholders, operating earnings before tax increased by 40%. This is a more meaningful indicator of business performance. Net income, which includes net gains/losses on investments, impairment charges and corporation tax on the shareholders return, increased 39% to GBP 53 million.

The increase in operating earnings primarily reflects the positive effect of the higher equity and bond markets on policy fee income and higher mortality/morbidity results in annuity and term business. The comparable period in 2004 included a GBP 5 million restructuring charge, which was booked in the first quarter of that year.

Operating earnings before tax in the second quarter of 2005 amounted to GBP 63 million, a 186% increase over the comparable period last year. When excluding the corporation tax attributable to policyholders, operating earnings before tax increased by 22%. Net income for the period increased 29% to GBP 27 million.

Traditional life / Life for account of policyholders

Standardized new life production decreased 4% compared to the first six months of 2004, mainly reflecting pricing and commission changes made throughout 2004 in our core pensions markets. AEGON UK further reduced commission on both group pensions in early 2005 and individual pensions business in late 2004. These moves especially impacted production in the first quarter. Standardized new life production in the second quarter increased 13% compared to the second quarter of 2004 and 23% compared to the first quarter of 2005. In the second quarter, AEGON UK has achieved solid growth in onshore bonds and group risk.

Operating earnings before tax for traditional life amounted to GBP 1 million, compared to a loss of GBP 5 million in the first six months of 2004. This reflects higher profits on annuity and term business on the back of improved mortality/morbidity results, while the first quarter of 2004 included a GBP 5 million restructuring charge.

Operating earnings before tax from life for account of policyholders was GBP 64 million, an increase of 23% compared to the first six months last year. This mainly reflects the impact of the higher equity and bond market on policyholder fee income.

Fee – off balance sheet products

Operating earnings before tax from the fee business segment amounted to GBP 2 million. Positive Solutions had a strong first six months with a marked increase in the number of RI’s (Registered Individual) and their productivity. In the first half of the year, Origen entered into a partnership with Resolution Life Group to provide financial advice to those of their three million policyholders who want our advice. Initial results from the pilot have been encouraging. In asset management, AEGON UK saw strong performance in retail and institutional sales, with retail fund sales in the first half exceeding full year 2004 sales. Total off balance sheet production amounted to GBP 669 million compared to GBP 59 million in the first half of last year.

Commission and expenses

Commissions and expenses rose 9% to GBP 242 million. This reflects lower operating expenses, offset by growth in the distribution businesses. Operating expenses declined 4% to GBP 174 million as a result of the restructuring program.

Other countries

amounts in millions

EUR				EUR
Second quarter				First six months
2005	2004	%		2005	2004	%
			Income by product segment
6	8	(25)	Traditional life	9	12	(25)
0	2	(100)	Life for account of policyholders	1	3	(67)
1	2	(50)	Fee-off balance sheet products	1	4	(75)
1	2	(50)	Accident and health insurance	1	4	(75)
8	11	(27)	General insurance	15	25	(40)
(2)	0		Other	(2)	0
14	25	(44)	Operating earnings before tax	25	48	(48)
1	2	(50)	Net gains/losses on investments	6	7	(14)
(16)	0		Non recurring income/expense items	176	0
(1)	27	(104)	Income before tax	207	55
5	1		Share in profit/(loss) of associates	8	2
1	(7)	(114)	Corporation tax	(33)	(14)	136
5	21	(76)	Net income	182	43

			Revenues
4	7	(43)	Life general account single premiums	9	11	(18)
299	130	130	Life general account recurring premiums	443	239	85
3	1		Life policyholders account single premiums	11	4	175
32	27	19	Life policyholders account recurring premiums	62	52	19
338	165	105	Total life insurance gross premiums	525	306	72
13	18	(28)	Accident and health insurance	39	49	(20)
31	92	(66)	General insurance	65	182	(64)
382	275	39	Total gross premiums	629	537	17
40	38	5	Investment income insurance activities	75	69	9
4	4	0	Fees and commissions	9	7	29
426	317	34	Total revenues	713	613	16
19	7	171	Other operating income	32	27	19
445	324	37	Revenues and operating income	745	640	16
(14)	2		Other income	182	8
431	326	32	Total revenues and other income	927	648	43

67	71	(6)	Commissions and expenses	126	141	(11)

			Standardized new premium production insurance
9	7	29	Life single premiums	20	14	43
190	43		Life recurring premiums annualized	281	109	158
191	43		Life total recurring plus 1/10 single	283	110	157

			Gross deposits
1	1	0	Variable annuities	2	1	100
1	1	0	Total production on balance sheet	2	1	100

			Off balance sheet production
49	44	11	Mutual funds and other managed assets	159	87	83
49	44	11	Total production off balance sheet	159	87	83

Other countries

♦	Operating earnings before tax amounted to EUR 25 million compared to EUR 48 million in the first six months of 2004. Other countries accounted for 2% of operating earnings before tax generated by the country units.

♦	Total revenue generating investments increased 10% to EUR 4.3 billion compared to year-end 2004 levels.

♦	Standardized new life production increased 157% to EUR 283 million.

♦	Operating expenses increased 2% compared to the first six months of 2004 and amounted to EUR 62 million.

Results

Operating earnings before tax in Other countries amounted to EUR 25 million compared to EUR 48 million in the first six months of 2004. The decrease reflects primarily the lower contribution to operating earnings from Spain due to the sale of the general insurance activities as of January 1, 2005. In the first six months of 2004 operating earnings from these activities amounted to EUR 20 million. Higher operating earnings in Hungary partially offset the decrease. Start-up losses were higher than the prior year due to the new venture in the Czech Republic and the start of a pension fund business in Slovakia. Net income, which includes net gains/losses on investments and the gain of EUR 176 million on the sale of the general insurance activities in Spain, amounted to EUR 182 million compared to EUR 43 million in the first six months of 2004. Net gains on investments amounted to EUR 6 million, compared to EUR 7 million in the first six months of the prior year.

On December 30, 2004, AEGON N.V. announced that it had entered into an agreement to sell AEGON Seguros Generales, its general insurance subsidiary in Spain, to Italian mutual insurance company Reale Mutua Group effective January 1, 2005. The final book gain on this transaction amounted to EUR 176 million on a pre-tax basis, as opposed to EUR 192 million initially reported in the first quarter of 2005. The final calculation of the assets divested resulted in a higher book value than previously assumed. This item has been included in non-recurring income.

In China, AEGON-CNOOC completed its Beijing branch registration on April 1, 2005. Since launching AEGON-CNOOC’s headquarters in Shanghai in May 2003, Beijing is the first branch office in China. In addition, on June 7, 2005 AEGON-CNOOC announced that it received a license from the regulatory authorities to start life insurance activities in Nanjing. This license makes AEGON-CNOOC an early foreign entrant into the Nanjing insurance market and the province of Jiangsu, one of the fastest growing and most developed provinces of China.

Traditional life/ Life for account of policyholders

New life production in Taiwan in the first six months of 2005 increased 217% compared to the same period in 2004 to NTD 10.7 billion (EUR 264 million). Most of the new business growth was derived from the brokerage and bank channels. Production in the second quarter was exceptionally high as sales increased sharply before commissions on certain whole life products were decreased. The adjustment follows revised reserving requirements mandated by the regulator that apply retroactively as of the beginning of 2005. Total gross premiums increased 115% to NTD 15,427 million (EUR 382 million) for the first six months of 2005 from the NTD 7,178 million (EUR 176 million) reported for the same period of 2004, mainly due to growth in new business of recurring traditional life.

In Hungary, standardized new life production declined 20% to HUF 2 billion (EUR 8 million), compensated by growth of the pension fund management business.

In Spain, standardized new life production amounted to EUR 9 million compared to EUR 15 million in the first six months of 2004. This reflects the cancellation of a collaboration agreement with a large agent and the slow down of production from general insurance agents as a consequence of the sale of the non-life activities. Measures are being implemented that are expected to restore production levels through this channel. The partnership with CAM continued to develop favorably, generating premium income of EUR 305 million and standardized new life production of EUR 128 million in the first six months of the year. The partnership with CAM is not consolidated in AEGON’s accounts and AEGON includes its share in the results of the partnership in the line share in profit / (loss) of associates.

Total life insurance operating earnings before tax from Other countries amounted to EUR 10 million compared to EUR 15 million in the first six months of 2004, mainly reflecting decreased results from traditional life in Hungary and start-up costs in new operations.

Fee - off balance sheet products

In Hungary, off balance sheet deposits increased 76% to HUF 39.0 billion (EUR 158 million), mainly reflecting increased pension fund deposits. The number of pension fund members increased to 565 thousand. Off balance sheet investments grew by 57% to HUF 242 billion (EUR 979 million) compared to the end of June, 2004 and increased 23% compared to the year-end 2004 level.

Total fee - off balance sheet operating earnings before tax from Other countries amounted to EUR 1 million, with solid growth in the profitability of the Hungarian operations offset by start-up costs of the Slovakian pension business.

Non-life insurance

In Hungary, non-life premium income increased by 13% to HUF 16.1 billion (EUR 65 million) mainly as a result of successful expansion of the car insurance portfolio and growth in household insurance. Following the sale of the general insurance activities, non-life premiums in Spain now only include health insurance. Excluding the general insurance premiums, non-life premiums in Spain increased 7% to EUR 38 million.

Non-life operating earnings before tax amounted to EUR 16 million compared to EUR 29 million in the same period last year.

Commission and expenses

Commission and expenses decreased 11% to EUR 126 million. Operating expenses increased 2% compared to the first six months of 2004 to EUR 62 million.

Associates

AEGON’s share in the profit of associates amounted to EUR 8 million, compared to EUR 2 million in the first six months of 2004. This line represents the income on the partnership with CAM (49.99% interest), which became operational in June, 2004. It also includes the income on the 35% stake in La Mondiale Participation (20% in the comparable period).

Condensed consolidated balance sheets

amounts in millions

At June 30 2005 USD	At Dec.31 2004 USD	%		At June 30 2004 USD	At June 30 2004 EUR	At June 30 2005 EUR	At Dec.31 2004 EUR	%
173,798	176,485	(2)	Investments	163,045	134,138	143,730	129,568	11
138,460	140,398	(1)	Investments for account of policyholders	126,256	103,872	114,505	103,075	11
634	669	(5)	Investments in associates	373	307	524	491	7
49,427	49,473	(0)	Other assets and receivables	44,633	36,720	40,876	36,321	13
362,319	367,025	(1)	Total assets	334,307	275,037	299,635	269,455	11

22,252	20,347	9	Total shareholders’ equity	17,041	14,020	18,402	14,938	23
173	173	0	Minority interest third parties	139	114	143	127	13
2,648	1,794	48	Junior perpetual capital securities	0	0	2,190	1,317	66
1,834	2,066	(11)	Perpetual cumulative subordinated bonds	1,844	1,517	1,517	1,517	0
26,907	24,380	10	Group equity	19,024	15,651	22,252	17,899	24
515	515	0	Trust pass-through securities	515	424	426	378	13
337	346	(3)	Subordinated loans	560	461	279	254	10
1,831	3,092	(41)	Senior debt related to insurance activities	4,278	3,519	1,514	2,270	(33)
29,590	28,333	4	Total capital base	24,377	20,055	24,471	20,801	18

109,694	111,864	(2)	Insurance contracts	106,252	87,414	90,716	82,126	10
81,694	83,008	(2)	Insurance contracts for account of policyholders	74,697	61,454	67,560	60,941	11
46,458	46,164	1	Investment contracts	45,062	37,073	38,420	33,892	13
63,329	62,649	1	Investment contracts for account of policyholders	55,063	45,301	52,373	45,994	14
31,554	35,007	(10)	Other liabilities	28,856	23,740	26,095	25,701	2
362,319	367,025	(1)	Total equity and liabilities	334,307	275,037	299,635	269,455	11

Shareholders’ equity roll forward						amounts in millions
At June 30 2005 USD	At Dec.31 2004 USD			At June 30 2004 USD	At June 30 2004 EUR	At June 30 2005 EUR	At Dec.31 2004 EUR
			Shareholders’ equity January 1		13,330	14,938	13,330
			Net income		1,077	1,426	2,259
			Dividend paid		(233)	(169)	(351)
			Change in foreign currency translation reserve		437	1,190	(685)
			Repurchased and sold own shares		54	71	27
			Change fair value reserve		(633)	875	473
			Coupons on perpetuals (net of tax)		(36)	(59)	(84)
			Other changes		24	130	(31)
22,252	20,347		Shareholders’ equity end of period	17,041	14,020	18,402	14,938

Additional balance sheet information							amounts in millions
At June 30 2005 USD	At Dec.31 2004 USD	%		At June 30 2004 USD	At June 30 2004 EUR	At June 30 2005 EUR	At Dec.31 2004 EUR	%
			Assets
10,421	10,594	(2)	Deferred policy acquisition costs	10,860	8,935	8,618	7,778	11
			Equity
2,551	2,874	(11)	Preferred shares	2,562	2,108	2,110	2,110	0
3,788	3,076	23	Fair value reserve	1,339	1,102	3,133	2,258	39
			Liabilities
53,325	54,487	(2)	Fixed annuities	54,891	45,159	44,099	40,002	10
32,370	31,098	4	Institutional guaranteed products	30,830	25,364	26,770	22,831	17
44,692	44,439	1	Variable annuities	41,506	34,147	36,960	32,625	13
6,704	7,517	(11)	Savings accounts	7,091	5,834	5,544	5,519	0

REPORT OF THE HOLDING COMPANY

Capital and funding

Shareholders’ equity at June 30, 2005 amounted to EUR 18.4 billion, an increase of EUR 3.5 billion or 23% compared to December 31, 2004. The main items positively impacting shareholders’ equity were net income of EUR 1,426 million, currency exchange rate effects of EUR 1,190 million and an increase in the fair value reserve of EUR 875 million.

At June 30, 2005 shareholders’ equity represented 75% of the total capital base, comfortably within target levels. Group equity, which includes perpetual capital securities and minority interests, represented 91% of the total capital base at June 30, 2005.

Dividend

An interim dividend of EUR 0.22 per common share has been declared, a 5% increase compared to the interim dividend of the previous year. The interim dividend will be paid in cash or stock at the election of the shareholder. The interim dividend in shares will be around 5% higher than the value of the cash dividend. The record date for AEGON’s shares listed on the Euronext Amsterdam and the New York Stock Exchange is August 12, 2005 and August 17, 2005 respectively. AEGON shares will be quoted ex-dividend on August 15, 2005. The election period will run from August 15 up to and including September 12, 2005. The stock fraction will be based on the average share price on Euronext Amsterdam from September 13 through September 19, 2005. The dividend will be payable as of September 23, 2005.

Interest charges and other

Interest rate charges and other amounted to EUR 149 million in the first half of 2005, a EUR 3 million increase compared to the same period in 2004.

Subsequent events

On July 14, AEGON completed the sale of its German subsidiary, AEGON Lebensversicherungs-AG, which operates under the name MoneyMaxx, to Deutscher Ring. The agreement on the sale was announced on April 15, 2005.

On July 21, AEGON-CNOOC Life Insurance Company Ltd., the 50/50 joint venture of AEGON with China National Offshore Oil Corporation (CNOOC), announced that it had signed national cooperation agreements with two leading banks in the Peoples Republic of China: the Industrial and Commercial Bank of China (ICBC) and the Bank of Communications (BoCom). These agreements will give AEGON-CNOOC the opportunity to provide a broad range of life insurance and accident and supplemental health insurance products to the customer bases of both ICBC and BoCom. These national agreements with ICBC and BoCom strengthen AEGON-CNOOC’s range of distribution channels that includes banks, agents, brokers and direct marketing and will support the company’s geographic expansion across the Peoples Republic of China.

On July 25, AEGON reached an agreement with Spanish savings bank Caja de Badajoz to establish a 50-50 life insurance joint venture to sell life insurance, accident and pension products through the branch network of Caja de Badajoz. Caja de Badajoz will provide the joint venture exclusive access to its network of 200 branches. AEGON will contribute its insurance expertise. In addition, the joint venture will make use of the back office capabilities of AEGON’s existing platform in Spain.

Summarized consolidated income statements

							amounts in millions
USD				EUR			EUR
First six months				Second quarter			First six months
2005	2004	%		2005	2004	%	2005	2004	%

18,904	17,830	6	Revenues	6,842	6,995	(2)	14,701	14,531	1
5,930	3,244	83	Other operating income	3,376	519		4,612	2,644	74
24,834	21,074	18	Revenues and operating income	10,218	7,514	36	19,313	17,175	12
1,339	663	102	Other income	527	134		1,041	541	92
26,173	21,737	20	Total revenues and other income	10,745	7,648	40	20,354	17,716	15

23,173	18,870	23	Benefits and expenses	10,292	6,617	56	18,021	15,379	17
448	1,022	(56)	Other operating charges	(581)	444		348	833	(58)
23,621	19,892	19	Benefits, expenses and operating charges	9,711	7,061	38	18,369	16,212	13
7	69	(90)	Other charges	(24)	32		6	56	(89)
23,628	19,961	18	Total benefits, expenses and other charges	9,687	7,093	37	18,375	16,268	13

2,545	1,776	43	Income before tax	1,058	555	91	1,979	1,448	37
10	16	(38)	Share in profit/(loss) of associates	5	12	(58)	8	13	(38)
(716)	(471)	52	Corporation tax	(300)	(122)	146	(557)	(384)	45
1,839	1,321	39	Income after tax	763	445	71	1,430	1,077	33
(5)	0		Minority interests	(3)	(1)		(4)	0
1,834	1,321	39	Net income	760	444	71	1,426	1,077	32

24,834	21,074	18	Revenues and operating income	10,218	7,514	36	19,313	17,175	12
23,621	19,892	19	Benefits, expenses and operating charges	9,711	7,061	38	18,369	16,212	13
1,213	1,182	3	Operating earnings before tax	507	453	12	944	963	(2)

Explanatory notes

The published figures are unaudited.

Traditional life includes income on traditional and fixed universal life products.

Life insurance with investments for account of policyholders includes income on variable universal life, unitised pension (UK), other unit-linked products with investments for account of policyholders and with profit fund in the UK. Variable annuities includes segregated funds.

Institutional guaranteed products includes income on GICs and funding agreements.

Fee business includes income on off balance sheet type products.

Other is currently used to report any exceptional items which cannot be directly allocated to a specific line of business.

Currencies

Income statement items: average rate 1 EUR = USD 1.2859 (2004: USD 1.2270).

Balance sheet items: closing rate 1 EUR = USD 1.2092 (2004: USD 1.2155; year-end 2004: USD 1.3621).

Revenues and production

							amounts in millions

USD				EUR			EUR
First six months				Second quarter			First six months
2005	2004	%		2005	2004	%	2005	2004	%

			Revenues
928	1,150	(19)	Life general account single premiums	355	515	(31)	722	937	(23)
3,831	3,293	16	Life general account recurring premiums	1,483	1,271	17	2,979	2,684	11
2,130	1,882	13	Life policyholders account single premiums	562	704	(20)	1,656	1,534	8
3,037	2,871	6	Life policyholders account recurring premiums	954	980	(3)	2,362	2,340	1
9,926	9,196	8	Total life insurance gross premiums	3,354	3,470	(3)	7,719	7,495	3
1,495	1,470	2	Accident and health insurance	558	580	(4)	1,163	1,198	(3)
418	544	(23)	General insurance	148	204	(27)	325	443	(27)
11,839	11,210	6	Total gross premiums	4,060	4,254	(5)	9,207	9,136	1
6,067	5,500	10	Investment income	2,398	2,272	6	4,718	4,482	5
882	821	7	Fees and commission income	349	348	0	686	669	3
59	66	(11)	Income from banking activities (spread)	18	24	(25)	46	54	(15)
18,847	17,597	7	Total revenues business units	6,825	6,898	(1)	14,657	14,341	2
57	233	(76)	Other revenues	17	97	(82)	44	190	(77)
18,904	17,830	6	Total revenues	6,842	6,995	(2)	14,701	14,531	1
5,930	3,244	83	Other operating income	3,376	519		4,612	2,644	74
24,834	21,074	18	Revenues and operating income	10,218	7,514	36	19,313	17,175	12
1,339	663	102	Other income	527	134		1,041	541	92
26,173	21,737	20	Total revenues and other income	10,745	7,648	40	20,354	17,716	15

			Revenues and operating income by product segment
22,313	18,215	22	Life insurance	9,284	6,372	46	17,352	14,845	17
1,914	1,934	(1)	Accident and health insurance	722	776	(7)	1,489	1,576	(6)
458	590	(22)	General insurance	170	225	(24)	356	481	(26)
59	66	(11)	Banking activities	18	24	(25)	46	54	(15)
90	269	(67)	Other activities	24	117	(79)	70	219	(68)
24,834	21,074	18	Total revenues and operating income	10,218	7,514	36	19,313	17,175	12

			Standardized new premium production insurance
4,040	3,587	13	Life single premiums	1,458	1,371	6	3,142	2,923	7
1,322	1,059	25	Life recurring premiums annualized	586	431	36	1,028	863	19
1,726	1,418	22	Life total recurring plus 1/10 single	732	568	29	1,342	1,155	16

			Gross deposits
1,025	1,656	(38)	Fixed annuities	415	686	(40)	797	1,350	(41)
5,698	4,814	18	Institutional guaranteed products	2,008	1,999	0	4,431	3,923	13
2,953	2,790	6	Variable annuities	1,131	1,030	10	2,297	2,274	1
9,676	9,260	4	Total	3,554	3,715	(4)	7,525	7,547	(0)
1,930	1,997	(3)	Savings deposits	641	1,080	(41)	1,501	1,628	(8)
11,606	11,257	3	Total production on balance sheet	4,195	4,795	(13)	9,026	9,175	(2)

			Net deposits
(2,496)	(1,284)	(94)	Fixed annuities	(1,031)	(577)	(79)	(1,941)	(1,046)	(86)
724	1,187	(39)	Institutional guaranteed products	432	531	(19)	563	967	(42)
409	485	(16)	Variable annuities	116	106	9	318	395	(19)
(1,363)	388		Total	(483)	60		(1,060)	316
(156)	26		Savings deposits	12	222	(95)	(121)	21
(1,519)	414		Total net deposits	(471)	282		(1,181)	337

			Off balance sheet production
3,307	3,181	4	Synthetic GICs	1,364	1,387	(2)	2,572	2,593	(1)
			Mutual funds/Collective Trusts and
8,050	6,607	22	other managed assets	2,842	2,432	17	6,260	5,385	16
11,357	9,788	16	Total production off balance sheet	4,206	3,819	10	8,832	7,978	11

Investments geographically

amounts in million EUR (unless otherwise stated)

Americas USD	United Kingdom GBP	At June 30, 2005	Americas	The Netherlands	United Kingdom	Other countries	Total [1] EUR	Total [1] USD
		Investments
2,311	377	Shares	1,911	5,109	560	38	7,599	9,189
105,085	1,886	Bonds	86,905	14,819	2,797	2,708	107,257	129,695
16,732	0	Loans	13,837	7,114	0	91	21,137	25,559
5,530	0	Other financial assets	4,573	901	0	35	5,510	6,662
399	0	Investments in real estate	330	1,663	0	1	1,994	2,411
176	0	Real estate for own use	146	20	0	33	233	282
130,233	2,263	Investments general account	107,702	29,626	3,357	2,906	143,730	173,798

52,112	34,745	Investments for account of policyholders	43,096	19,467	51,535	416	114,505	138,460

182,345	37,008	Investments on balance sheet	150,798	49,093	54,892	3,322	258,235	312,258
74,478	1,464	Off balance sheet investments third parties	61,593	12,054	2,172	986	76,805	92,873
256,823	38,472	Investments	212,391	61,147	57,064	4,308	335,040	405,131

		Investments
102,871	1,913	Available for sale financial assets	85,074	19,813	2,837	1,874	109,625	132,559
16,732	0	Loans	13,837	7,114	0	91	21,137	25,559
0	0	Financial assets held-to-maturity	0	0	0	905	905	1,094
62,166	34,279	Financial assets at fair value through profit or loss	51,411	20,483	50,845	418	123,131	148,890
399	734	Investments in real estate	330	1,663	1,088	1	3,082	3,727
177	82	Real estate held for own use	146	20	122	33	355	429
182,345	37,008	Total investments	150,798	49,093	54,892	3,322	258,235	312,258

1 Includes investments of holding and other activities.

Assets and capital geographically

amounts in million EUR (unless otherwise stated)

Americas USD	United Kingdom GBP		Americas	The Netherlands	United Kingdom	Other countries	Total EUR	Total USD

		At June 30, 2005
206,643	43,761	Assets business units	170,892	54,645	64,908	4,541	294,986	356,697
		Other assets					4,649	5,622
		Total assets on balance sheet					299,635	362,319

18,761	2,077	Capital in units	15,515	5,129	3,080	1,259	24,983	30,209

		Total capital base					24,471	29,590
		Other net liabilities					512	619
		Total					24,983	30,209

		At June 30, 2004
194,103	38,319	Assets business units	159,690	50,385	57,125	3,157	270,357	328,619
		Other assets					4,680	5,688
		Total assets on balance sheet					275,037	334,307

16,983	2,010	Capital in units	13,972	3,294	2,997	677	20,940	25,453

		Total capital base					20,055	24,377
		Other net liabilities					885	1,076
		Total					20,940	25,453

		At December 31, 2004
204,192	41,425	Assets business units	149,910	52,413	58,751	3,799	264,873	360,784
		Other assets					4,582	6,241
		Total assets on balance sheet					269,455	367,025

18,222	2,024	Capital in units	13,378	4,144	2,870	1,006	21,398	29,146

		Total capital base					20,801	28,333
		Other net liabilities					597	813
		Total					21,398	29,146

Volatile items

Americas

amounts in millions

USD				USD			EUR
Second quarter				First six months			First six months
2005	2004	%		2005	2004	%	2005	2004	%
			Asset valuation
12	(4)		Traditional life	14	9	56	11	7	57
0	1	(100)	Life for account of policyholders	1	3	(67)	1	2	(50)
17	2		Fixed annuities	22	31	(29)	17	25	(32)
1	0	0	Variable annuities	1	4	(75)	1	4	(75)
11	(8)		Institutional guaranteed products	18	19	(5)	14	16	(13)
0	0	0	Fee - off balance sheet products	0	1	(100)	0	1	(100)
2	(3)		Reinsurance	2	1	100	2	1	100
2	0	0	Accident and health insurance	3	4	(25)	2	3	(33)
45	(12)		Total asset valuation	61	72	(15)	48	59	(19)

			Total return annuity
32	(106)		Fixed annuities	(11)	(71)	85	(9)	(58)	84
(20)	0		Reinsurance	(9)	0		(7)	0
12	(106)		Total return annuity	(20)	(71)	72	(16)	(58)	72

			Segregated funds
(70)	37		Variable annuities	(65)	64		(51)	52
(70)	37		Total segregated funds	(65)	64		(51)	52

(13)	(81)	84	Total volatile items	(24)	65		(19)	53

The Netherlands

EUR							EUR
Second quarter							First six months
2005	2004	%					2005	2004	%
			Asset valuation
36	4		Traditional life				43	14
7	1		Life for account of policyholders				8	3	167
43	5		Total asset valuation				51	17

			Derivatives
14	(9)		Traditional life				(4)	(6)	33
2	(2)		Life for account of policyholders				(1)	(1)	0
0	(1)		Accident and health insurance				(1)	(1)	0
0	(1)		General insurance				(1)	(1)	0
16	(13)		Total derivatives				(7)	(9)	22

59	(8)		Total volatile items				44	8

Disclaimer

AEGON’s balance sheets at January 1, 2004, December 31, 2004 and June 30, 2005, including shareholders’ equity at those dates, and the 2004 and 2005 quarterly results by line of business and by segment have been derived from accounting policies based on IFRS as at March 31, 2004 (referred to as the ‘stable platform’). These accounting policies, and consequently the information presented, may still change due to changes in IFRS up to December 31, 2005. Furthermore, additional review and analysis may cause key impacts to change. All information published in this press release is unaudited, may include roundings and has to be considered as preliminary information until AEGON publishes its 2005 financial statements.

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas, GBP for the United Kingdom, HUF for Hungary and NTD for Taiwan because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in euro, which is the currency of our primary financial statements.

Forward looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

♦	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
♦	Changes in the performance of financial markets, including emerging markets, including:
•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and
•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;
♦	The frequency and severity of insured loss events;
♦	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;
♦	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;
♦	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;
♦	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
♦	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;
♦	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
♦	Acts of God, acts of terrorism and acts of war;
♦	Changes in the policies of central banks and/or foreign governments;
♦	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;
♦	Customer responsiveness to both new products and distribution channels;
♦	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
♦	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;
♦	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands

Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 88 93
Email	gca-ir@aegon.com

Baltimore, the United States

Analysts & Investors	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+1 410 576 45 26
Email	ir@aegonusa.com

Website: www.aegon.com

Press conference

A press conference on the first six months of 2005 results will be held this morning at AEGON’s headquarters in the Hague at 11.30 am (local time). This press conference will be webcast live on AEGON’s homepage (www.aegon.com).

Analyst and investor conference call

An analyst and investor conference call on the first six months 2005 results will be held today at 15.00 CET (14.00 BST; 09.00 a.m. ET).

The listen-only phone numbers for the conference call are as follows:

+31 (0)20 796 5001	(the Netherlands)
+44 (0)20 7154 2666	(United Kingdom)
+1 866 864 9344	(United States and Canada)

Audio webcast

The conference call and Q&A session can be followed simultaneously via an audio webcast on our website: www.aegon.com.